UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15096

Merck Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

News Release

March 1, 2007

Merck KGaA Announces Serono Preliminary Figures for 2006

Geneva, Switzerland, March 1, 2007 - Merck KGaA today announced preliminary fourth quarter and full year results for the period ended December 31, 2006 for the Serono Group (hereafter Serono), consisting of Merck Serono S.A. (virt-x: SEO and NYSE: SRA) and its affiliates. These are results of Serono only.

“Serono experienced significant operating margin and revenue growth during 2006, leading to a strong bottom line performance,” said Elmar Schnee, Chief Executive Officer of Merck Serono S.A. “The record sales for Q4 demonstrate that our employees have kept their focus on delivering results during this period of transition.”

Preliminary Key Figures for Serono:

(US$ million)	Q4/2006	Q4/2005	(+/- %)	FY/2006	FY/2005	(+/- %)
Total Revenues	739.2	669.9	10.4	2,804.9	2,586.4	8.5
Operating Result	134.0	164.2	- 18.4	736.6	- 126.2	—
Profit Before Tax	137.4	166.8	- 17.7	766.6	- 72.4	—
Tax	58.3	- 22.6	—	- 31.0	- 32.9	- 5.6
Net Profit After Minorities	195.7	144.1	35.8	735.4	- 106.1	—

Total revenues consist of product sales plus royalty income. Product sales were up 6.8% to $2,498 million in the year and up 8.5% to $656 million in the quarter. Royalty income increased 24% to $307 million in 2006, and grew 28% to $84 million in the fourth quarter.

Merck Serono
9 Chermin des Mines	Corporate Media Relations	Corporate Investor Relations
1202 Geneva	Tel:+41 22 414 36 00	Tel:+41 22 414 36 01
Switzerland	Media Relations, USA	Investor Relations, USA
www.merckserono.net	Tel:+1 781 681 23 40	Tel:+1 781 681 25 52

Rebif® sales were up 14% to $1,452 million in 2006 and increased by 16% to $388 million in the fourth quarter. In 2006, Rebif sales in the US gained 26% to $493 million for the full year, and were up 19% to $136 million in the fourth quarter. Outside the US, sales increased by 9.0% to $959 million and by 14% to $253 million in the fourth quarter.

Sales of Raptiva® more than doubled to $70 million in 2006 and increased by 84% during the fourth quarter compared to the prior year. In 2006, sales of Gonal-f® decreased by 2.5% to $533 million and by 1.2% to $132 million in the fourth quarter. Saizen® sales increased by 1.2% to $209 million during the year and were $55 million during the fourth quarter. Serostim® sales increased to $72 million for the full year and 12% to $19 million during the fourth quarter.

As announced on February 23, Merck now holds 99.1% of the actually issued voting rights of Merck Serono S.A. The squeeze out of the remaining shares, leading to 100% ownership, will begin shortly. Serono’s final financial results for 2006 will be published in the second quarter.

Conference Call and Webcast:

Merck KGaA will hold at 10 a.m. today at Merck Headquarters in Darmstadt, Germany, a Press Conference. The event will be webcast and can be viewed live on the Merck website — www.merck.de.

A Conference Call for media and analysts will be held at 3 p.m.

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Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Merck Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Merck Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Merck Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation. Merck Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Merck Serono S.A.

Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Merck

Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped by about 35,000 employees (including Merck Serono) in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 70% interest and free shareholders own the remaining 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCK SERONO S.A.,
a Swiss corporation
(Registrant)

Date:	March 2, 2007	By: /s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer